FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2005

VIDÉOTRON LTÉE
(Name of Registrant)

300 Viger Avenue East, Montreal, Canada, H2X 3W4
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	|X|	Form 40-F	|_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes	|_|	No	|X|

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

VIDÉOTRON LTÉE

Filed in this Form 6-K

Documents index

1-	Press release dated January 24, 2005.

NEWS RELEASE	For immediate distribution

First major Canadian cable company to enter this market

Vidéotron launches residential telephone service via cable

MONTREAL, January 24, 2005—Vidéotron is innovating once again, as it becomes Canada’s first major cable company to offer residential telephone service via cable. This novel and affordable service, launched today, is an alternative to traditional telephone service, for both local and long distance calling, and responds to consumer demand for receiving all telecommunications services from a single source.

Vidéotron has selected Montreal’s South Shore for the initial launch of its new service, which it plans to roll out progressively throughout Quebec in 2005. As of today, more than 300,000 South Shore residents have access to Vidéotron’s residential phone service. And more than 2,500 households in this area are already using the new service, following a trial conducted last fall.

“Customers who subscribe to our new service will enjoy great discounts on their phone bill, especially if they already subscribe to Vidéotron. They will also be able to obtain residential telephone service, cable and Internet from a single provider, supported by customer service that lives up to their expectations,” said Robert Dépatie, president and CEO of Vidéotron.

Subscribing to the new service: as easy as 1-2-3!

Subscribing to Vidéotron’s new service couldn’t be easier: customers can keep their existing telephone number, equipment as well as access to all the services they are accustomed to, such as call display, voice mail, call waiting, access to assistance services (0, 411, 911 and 611), long distance and calling card service.

A great offer with free installation, starting at $15.95 per month

With the technology Vidéotron has selected, it will be able to provide separate, upgradeable services such as video-calling and unified messaging in the future. It is already offering free long distance calling between its telephone subscribers.

Vidéotron’s new service is also noteworthy for its cost savings. For customers who already subscribe to two Vidéotron services, a basic residential line starts at just $15.95 per month and installation is free of charge. Subscribers will be able to add services such as call display, voicemail and call waiting at a cost of $4 per month for the first option and $2 per month for additional options. A plan for unlimited long distance calls within Quebec is available starting at $4.95 per month. Other attractive plans are also available.

Market studies conducted by Vidéotron clearly show that customers want one-stop shopping; that is, a single contact point for customer service and technical support as well as one monthly bill. They also want to benefit from advantageous discounts made possible by bundling all services.

Nearly 10 years of experience in providing telephone service

Vidéotron Telecom has built a reputation as a reliable telephone service provider, having supplied business telephone service to banks, health-care centres, government ministries and call centers for nearly 10 years. Vidéotron Telecom is already the most widely used alternative phone service provider in Quebec.

Vidéotron’s fibre-optic network can handle huge quantities of information at an affordable cost. Thanks to this broadband architecture, users already enjoy analog and digital television, high-speed Internet access and video-on-demand. Now, they can also add telephone service.

Vidéotron adds Quebec to a vast worldwide trend

For Mr. Dépatie, Vidéotron’s investment in residential telephone service is part of a major worldwide trend to new alternatives to traditional telephone service. Many studies have confirmed the potential of this market and indicate that cable companies are in the best position to serve it. “The US cable company Time Warner Cable has announced that it is adding more than 10,000 customers weekly to its telephone subscriber base”, explained Mr. Dépatie. According to Brahm Eiley, an analyst with Convergence Consulting Group, cable companies will control 10% of Canada’s residential telephone market by 2007.

Customer growth continuing

Videotron is also proud to announce that the growth of its customer base for its illicoTM digital cable television service and Internet access services continued during the fourth quarter to reach 92,000 and 96,000 respectively between December 31, 2003 and 2004, for growth rates of 38% and 24%. Vidéotron also added 29,000 cable television customers during 2004, its best annual performance for cable television in five years.

Conference call and Webcast

Vidéotron will hold a conference call to discuss the launch of its residential telephone service on Monday, January 24, 2005, at 4:00 pm EST. There will be a question period reserved for financial analysts. To access the conference call, please dial 1-800-440-1782. A tape recording of the call will be available January 24 through January 31, 2005 by dialling 1-800-558-5253 and entering pass code 21230345. The conference call will also be broadcast live on Quebecor’s Web site at http://www.quebecor.com/InvestorCenter/QIConferenceCall.aspx?Culture=en. It is advisable to make sure appropriate software is installed before accessing the call. Instructions and links to free player downloads are available at the Internet address shown above.

Vidéotron ltée (www.videotron.com), a wholly-owned subsidiary of Quebecor Media Inc., is an integrated communications company engaged in cable television, interactive multimedia development, Internet access services and residential telephone service. Vidéotron is a leader in new technologies with its illico interactive television system and its broadband network, which supports high-speed cable Internet access, analog and digital cable television, and other services. Vidéotron serves 1,462,000 cable television customers in Québec; including over 331,000 illico subscribers. Vidéotron is also the Québec leader in high-speed Internet access, with 527,000 subscribers to its cable modem and dial-up services.

A picture will be available on CCN Matthews newswire this afternoon.

INFORMATION: Sylvie Robitaille (514) 843-2354 Cell: (514) 220-4979	Jean-Paul Galarneau (514) 380-7383 Cell: (514) 824-0001

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDÉOTRON LTÉE

/s/ Claudine Tremblay

_________________________________

By:	Claudine Tremblay
Assistant Secretary

Date:	January 24, 2005